UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3) (Exit Filing)*

COCA-COLA HBC AG

(Name of Issuer)

Ordinary shares of nominal value CHF6.70 per ordinary share

American depositary shares (ADSs), each ADS representing one ordinary share

(Title of Class of Securities)

191223106

(CUSIP Number)

Danielle Schroeder

Director

Kar-Tess Holding

21, Boulevard de la Pétrusse

L-2320

Luxembourg

+352 48 81 81 310

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

Copies to:

Bruce C. Bennett, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

November 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 191223106

1	Name of Reporting Person Kar-Tess Holding I.R.S. Identification No. of Above Person 98-0678312

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)(3)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares (as defined herein) which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer (as defined herein), in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic (as defined herein) shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

1	Name of Reporting Person Boval S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)(3)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

1	Name of Reporting Person O&R Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)(3)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

1	Name of Reporting Person Boval Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)(3)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

1	Name of Reporting Person Lavonos Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)(3)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

1	Name of Reporting Person Torval Investment Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)(3)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

1	Name of Reporting Person Truad Verwaltungs AG, as Trustee

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)(3)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

1	Name of Reporting Person George A. David

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)(3)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

1	Name of Reporting Person Anastasios I. Leventis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 86,097,401 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 86,097,401 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 86,097,401 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.6% (2)(3)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

1	Name of Reporting Person Christodoulos R. Leventis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,963,758 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,963,758 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,963,758 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.6% (2)(3)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

1	Name of Reporting Person Anastassis David

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)(3)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

(3)                                 The Reporting Person expressly disclaims beneficial ownership of any shares of equity securities of CCHBC subject to the reporting requirements of the SEC, for the reasons described in Item 1 below.

CUSIP No. 191223106

Item 1.                            Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by Kar-Tess Holding, Boval S.A., Usoni S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, and Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis, and Mr. Anastassis David (the “Original Reporting Persons”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2013 (the “Original Schedule 13D”), and as amended and restated by Amendment No. 1 to Schedule 13D filed by the Original Reporting Persons with the SEC on June 18, 2013 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D jointly filed by Kar-Tess Holding, Boval S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, and Mr. George A. David, Mr. Christodoulos R. Leventis, Mr. Anastasios I. Leventis and Mr. Anastassis David (collectively, the “Reporting Persons”) with the SEC on June 25, 2014 (“Amendment No. 2”), and relates to the ordinary shares of nominal value CHF6.70 per ordinary share of Coca-Cola HBC AG, a stock corporation (Aktiengesellschaft / société anonyme) organized under the laws of Switzerland (“CCHBC”), and American depositary shares (“ADSs”), each representing one ordinary share of CCHBC.  The Original Schedule 13D, as amended and restated by Amendment No. 1 and Amendment No. 2, is referred to herein as the “Schedule 13D”.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

The principal executive offices of CCHBC are located at Baarerstrasse 14, CH-6300 Zug, Switzerland.

The CCHBC shares, including those represented by CCHBC ADSs, were delisted from the New York Stock Exchange (the “NYSE”) pursuant to the Form 25 filed by CCHBC on July 14, 2014, which became effective on July 24, 2014.  CCHBC shares were deregistered under the Act pursuant to the Form 15F filed by CCHBC on August 4, 2014 (“Form 15F”), which became effective on November 3, 2014.  As a result of the effectiveness of the Form 15F, the Reporting Persons’ ownership of ordinary shares of CCHBC no longer constitutes the beneficial ownership of a class of equity securities registered pursuant to Section 12 of the Exchange Act.  As of the effective date of the Form 15F, the Reporting Persons (i) are no longer subject to the reporting requirements of the SEC with regard to the ordinary shares of CCHBC owned or controlled by the Reporting Persons and (ii) for purposes of this Amendment, expressly disclaim beneficial ownership for purposes of SEC reporting requirements with regard to all such ordinary shares of CCHBC.

This Amendment is the final amendment to the Schedule 13D and is an exit filing for each of the Reporting Persons.

Item 2.                            Identity and Background.

This Amendment is being filed by the Reporting Persons.  No change to the principal business address, identity, or background of each of the Reporting Persons contained in Item 2 of the Schedule 13D is being reported in this Amendment.

Item 3.                            Source and Amount of Funds or Other Consideration.

Not applicable.  This Amendment reflects a change in SEC reporting requirements due solely to the delisting of the ordinary shares of CCHBC from the NYSE and subsequent deregistration pursuant to the Form 15F.  No acquisition or sale of ordinary shares of CCHBC is being reported in this Amendment.

Item 4.                            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following information:

CCHBC Delisting

On June 30, 2014, CCHBC announced that, due to low trading volume of CCHBC ADSs in the United States, its board of directors had applied for delisting of CCHBC ADSs from the NYSE, the termination of its ADS program, and the deregistration and termination of its reporting obligations under the Exchange Act.  The CCHBC shares, including those represented by CCHBC ADSs, were delisted from the NYSE pursuant to the Form 25 filed by CCHBC on July 14, 2014, which became effective on July 24, 2014.  CCHBC shares were deregistered under the Exchange Act pursuant to the Form 15F, which became effective on November 3, 2014.  As a result of the effectiveness of the Form 15F, the Reporting Persons’ ownership of ordinary shares of CCHBC no longer constitutes the beneficial ownership of a class of equity securities registered pursuant to Section 12 of the Exchange Act.  As of the effective date of the Form 15F, the Reporting Persons (i) are no longer subject to the reporting requirements of the SEC with regard to the ordinary shares of CCHBC owned or controlled by the Reporting Persons and (ii) for purposes of this Schedule 13D, expressly disclaim beneficial ownership for purposes of SEC reporting requirements with regard to all such ordinary shares of CCHBC.

Item 5.                            Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following information to paragraphs (a) and (b) thereof:

a)            For purposes of this Schedule 13D, each of the Reporting Persons reporting ownership of ordinary shares of CCHBC under this Item 5(a) expressly disclaims beneficial ownership for purposes of SEC reporting requirements with regard to all such ordinary shares of CCHBC.

b)            For purposes of this Schedule 13D, each of the Reporting Persons reporting sole voting power or sole dispositive power over ordinary shares of CCHBC under this Item 5(b) expressly disclaims beneficial ownership for purposes of SEC reporting requirements with regard to all such ordinary shares of CCHBC.

Item 6.                            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.  No contracts, arrangements, understandings or relationships among the persons named in Item 2 of the Schedule 13D, or between such persons and any other person with respect to any securities of CCHBC, are being reported in this Amendment.

Item 7.                            Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1.

Joint Filing Agreement, dated as of July 15, 2014, by and between Kar-Tess Holding, Boval S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, as Trustee, George A. David, Anastasios I. Leventis, Christodoulos R. Leventis and Anastassis David.*

99.2	Power of Attorney.*

*                                         Previously filed as an exhibit to the Schedule 13D (Commission file number 005-87433) filed with the SEC on July 15, 2014, and incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014	KAR-TESS HOLDING

	By:		*
	Name:		Danielle Schroeder
	Title:		Director

	By:		/s/ Robert Ryan Rudolph
	Name:		Robert Ryan Rudolph
	Title:		Director

Dated: November 3, 2014	BOVAL S.A.

	By:		*
	Name:		Danielle Schroeder
	Title:		Director

	By:		*
	Name:		Michael Staub
	Title:		Director

Dated: November 3, 2014	O&R HOLDINGS LTD.

	By:		/s/ Robert Ryan Rudolph
	Name:		Robert Ryan Rudolph
	Title:		Director

Dated: November 3, 2014	BOVAL LIMITED

		By:	CHELCO MANAGEMENT SERVICES LIMITED, as Director

		By:	*
		Name:	Popi Savva
		Title:	Director

Dated: November 3, 2014	LAVONOS LTD.

	By:		*
	Name:		Michael Staub
	Title:		Director

Dated: November 3, 2014	TORVAL INVESTMENT CORP.

	By:	*
	Name:	Patrick K. Oesch
	Title:	Director

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: November 3, 2014	TRUAD VERWALTUNGS AG, as Trustee

	By:	/s/ Robert Ryan Rudolph
	Name:	Robert Ryan Rudolph
	Title:	Director

Dated: November 3, 2014		*
	Name:	George A. David

Dated: November 3, 2014		*
	Name:	Anastasios I. Leventis

Dated: November 3, 2014		*
	Name:	Christodoulos R. Leventis

Dated: November 3, 2014		*
	Name:	Anastassis David

Dated: November 3, 2014	By:	/s/ Robert Ryan Rudolph
Robert Ryan Rudolph
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1.

Joint Filing Agreement, dated as of July 15, 2014, by and between Kar-Tess Holding, Boval S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, as Trustee, George A. David, Anastasios I. Leventis, Christodoulos R. Leventis and Anastassis David.*

99.2.	Power of Attorney.*

*                                         Previously filed as an exhibit to the Schedule 13D (Commission file number 005-87433) filed with the SEC on July 15, 2014, and incorporated by reference.